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                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                    SCHEDULE 13G
                                   (RULE 13D-102)

                  INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO 13D-1(b) AND (c) AND AMENDMENTS THERETO FILED
                                PURSUANT TO 13D-2(b)

                                (Amendment No.    )(1)
                             GREAT LAKES AVIATION, LTD
                             -------------------------
                                  (Name of Issuer)

                       COMMON STOCK, PAR VALUE $.01 PER SHARE
                       --------------------------------------
                           (Title of Class of Securities)

                                     39054K 108
                                     ----------
                                   (CUSIP Number)

                                  AUGUST 31, 1998
                                  ---------------
              (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-(c)
     [ ]  Rule 13d-1(d)



---------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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                                         13G
CUSIP No. 39054K 108                                           Page 1 of 6 Pages
--------------------------------------------------------------------------------
     1)   Name of Reporting Persons
          S.S. or I.R.S. Identification No. of Above Persons


          Iowa Great Lakes Flyers, Inc.
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group*

          (a) / /
          (b) / /
--------------------------------------------------------------------------------
     3)   SEC Use only

--------------------------------------------------------------------------------
     4)   Citizenship or Place of Organization

          Iowa
--------------------------------------------------------------------------------
Number         5)   Sole Voting Power
of
Shares
Beneficially   -----------------------------------------------------------------
Owned          6)   Shared Voting Power
by
Each                500,000
Reporting      -----------------------------------------------------------------
Person         7)   Sole Dispositive Power
With

               -----------------------------------------------------------------
               8)   Shared Dispositive Power

                    500,000
--------------------------------------------------------------------------------
     9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                    500,000
--------------------------------------------------------------------------------
     10)  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
                    / /

--------------------------------------------------------------------------------
     11)  Percent of Class Represented by Amount in Row 9

                    5.8%
--------------------------------------------------------------------------------
     12)  Type of Reporting Person*

                    CO
--------------------------------------------------------------------------------


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Item 1.   ISSUER.

     (a)  NAME OF ISSUER:

          Great Lakes Aviation, Ltd.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          1965 330th Street
          Spencer, Iowa 51301

Item 2.   SECURITY AND BACKGROUND.

     (a)  NAME OF PERSON FILING:

          Iowa Great Lakes Flyers, Inc.

     (b)  PRINCIPAL BUSINESS ADDRESS:

          1965 330th Street
          Spencer, Iowa 51301

     (c)  PLACE OF ORGANIZATION:

          Iowa

     (d)  TITLE OF CLASS OF SECURITIES:

          Common Stock

     (e)  CUSIP NO.:

          39054K 108

Item 3.   FILINGS UNDER RULES 13D-1(b), OR 13D-2(b).

          Not Applicable.

Item 4.   OWNERSHIP.

     (a)  AMOUNT BENEFICIALLY OWNED:

          5.8%


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     (b)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS VOTING AND DISPOSITIVE
          POWER:

          Iowa Great Lakes Flyers, Inc. and its sole shareholder, President and Chief Executive Officer, have (i) shared power to vote or to direct the vote of 500,000 shares and (ii) shared power to dispose or to direct the disposition of 500,000 shares of Common Stock.

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable.

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable.

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable.

Item 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable.

Item 10.  CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                     SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                             Dated:  September 8, 1998
                                                   -----------------------------


                                             By: /s/ Douglas G. Voss
                                                --------------------------------
                                                Douglas G. Voss as sole
                                                shareholder, President and Chief
                                                Executive Officer of Iowa Great
                                                Lakes Flyers, Inc.